Exhibit 99.1

Unofficial English translation – For informational purposes only

MDxHealth SA

Limited Liability Company
(société anonyme)

CAP Business Center
Zone Industrielle des Hauts-Sarts

Rue d’Abhooz 31
4040 Herstal, Belgium
VAT BE 0479.292.440 (RLP Liège, division Liège)

INVITATION

extraordinary GENERAL MEETING

to be held on Friday, 27 June 2025, at 4:00 p.m.

As the quorum for the deliberation and voting on the matters on the agenda of the extraordinary general shareholders’ meeting of MDxHealth SA (the “Company”) held on 28 May 2025 was not reached, the holders of securities of the Company are invited to attend a second extraordinary general shareholders’ meeting of the Company before the notary public.

GENERAL INFORMATION

Date, hour and venue: The extraordinary general shareholders’ meeting will be held on Friday, 27 June 2025 at 4:00 p.m. at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium, or at such other place as will be indicated at that place at that time.

Opening of the doors: In order to facilitate the keeping of the attendance list on the day of the extraordinary general shareholders’ meeting, holders of securities and their representatives are invited to register as of 3:15 p.m.

extraordinary GENERAL MEETING

Agenda and proposed resolution: The agenda and proposed resolution of the extraordinary general shareholders’ meeting of the Company which, as the case may be, can be amended at the meeting on behalf of the board of directors, are as follows:

1.	Submission of reports - 2025 Share Option Plan

Submission of and discussion on:

(a)	the report of the board of directors of the Company, prepared in accordance with articles 7:180 and 7:191 of the Belgian Companies and Associations Code, in relation to the proposal to issue 3,500,000 new subscription rights for shares of the Company (the “2025 Share Options”), pursuant to a share option plan named “the 2025 Share Option Plan”, and to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of the members of the personnel of the Company and its subsidiaries from time to time, within the meaning of article 1:27 of the Belgian Companies and Associations Code (the “Selected Participants”); and

(b)	the report of the statutory auditor of the Company, prepared in accordance with articles 7:180 and 7:191 of the Belgian Companies and Associations Code, in relation to the proposal to issue 3,500,000 2025 Share Options, and to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, to the benefit of the Selected Participants.

Unofficial English translation – For informational purposes only

2.	Proposal to issue 3,500,000 2025 Share Options

Proposed resolution: The general shareholders’ meeting resolves to approve the issuance of 3,500,000 2025 Share Options, pursuant to a share option plan named the “2025 Share Option Plan”, and to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of Selected Participant. In view thereof, the general shareholders’ meeting resolves as follows:

(a)	Terms and conditions of the 2025 Share Options: The terms and conditions of the 2025 Share Options (including, but not limited to, the exercise price of the 2025 Share Options) shall be as set out in the annex to the report of the board of directors referred to in item 1.(a) of the agenda (for the purpose of this resolution, the “Plan”), a copy of which shall remain attached to the minutes recording the present resolution. The 2025 Share Options have a term of ten years as from their issue date.

(b)	Underlying shares: Each 2025 Share Option shall entitle the holder thereof to subscribe for one new share to be issued by the Company. The new shares to be issued at the occasion of the exercise of the 2025 Share Options shall have the same rights and benefits as, and rank pari passu in all respects, including as to entitlements to dividends and other distributions, with the existing and outstanding shares of the Company at the moment of their issuance, and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of issue of the new shares.

(c)	Dis-application of the preferential subscription right for the benefit of the Selected Participants: The general shareholders’ meeting resolves, in accordance with article 7:191 of the Belgian Companies and Associations Code, to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of the Selected Participants, and to approve the possibility for the Company to grant the 2025 Share Options to the Selected Participants, as further explained in the report of the board of directors referred to in item 1.(a) of the agenda and the terms and conditions of the Plan.

(d)	Confirmation of the subscription of 2025 Share Options by the Company: The general shareholders’ meeting resolves to approve and confirm that the Company will be able to subscribe for the 2025 Share Options, with a view to creating a pool of outstanding 2025 Share Options available for further grants to Selected Participants. The Company may not, however, exercise the 2025 Share Options for its own account.

(e)	Conditional capital increase and issue of new shares: The general shareholders’ meeting resolves, subject to, and to the extent of the exercise of the 2025 Share Options, to increase the Company’s share capital and to issue the relevant number of new shares issuable upon the exercise of the 2025 Share Options. Subject to, and in accordance with, the provisions of the Plan, upon exercise of the 2025 Share Options and issue of new shares, the aggregate amount of the exercise price of the 2025 Share Options will be allocated to (as the case may be, following conversion into the Company’s share capital currency, on the basis of the relevant USD/EUR exchange ratio as shall be published by the European Central Bank, as provided for in section 5.2 of the Plan) the share capital of the Company. To the extent that the amount of the exercise price of the 2025 Share Options, per share to be issued upon exercise of the 2025 Share Options, exceeds the fractional value of the then existing shares of the Company existing immediately prior to the issue of the new shares concerned, a part of the exercise price, per share to be issued upon exercise of the 2025 Share Options, equal to such fractional value shall be booked as share capital, whereby the balance shall be booked as issue premium. Following the capital increase and issuance of new shares, each new and existing share shall represent the same fraction of the share capital of the Company.

Unofficial English translation – For informational purposes only

(f)	Issue premium: Any issue premium that will be booked in connection with the 2025 Share Options shall be accounted for on a non-distributable account on the liabilities side of the Company’s balance sheet under its net equity, and the account on which the issue premium will be booked shall, like the share capital, serve as a guarantee for third parties and can only be reduced on the basis of a lawful resolution of the general shareholders’ meeting passed in the manner required for an amendments to the Company’s articles of association.

(g)	Powers of attorney: The board of directors is authorised to implement and execute the resolutions passed by the general shareholders’ meeting in connection with the 2025 Share Options, and to take all steps and carry out all formalities that shall be required by virtue of the Plan, the Company’s articles of association and applicable law in order to issue or transfer the shares upon exercise of the 2025 Share Options. Furthermore, each of the Company’s directors, Joe Sollee and Ron Kalfus, each such person acting individually and with possibility of sub-delegation and the power of subrogation, shall have the power, upon exercise of the 2025 Share Options, (i) to proceed with the recording of (A) the capital increase and issue of new shares resulting from such exercise, (B) the allocation of the share capital and (as applicable) the issue premium, and (C) the amendment of the Company’s articles of association in order to reflect the new share capital and number of outstanding shares following the exercise of the 2025 Share Options, (ii) to sign and deliver, on behalf of the Company, the relevant Euroclear, Computershare, Nasdaq, bank and/or other documentation, the share register and all other necessary documents in connection with the issuance and delivery of the shares to the Selected Participants concerned and the admission to listing and trading of such shares, and (iii) to do whatever may be necessary or useful (including but not limited to the preparation and execution of all documents and forms) for the admission of the shares issued upon the exercise of the 2025 Share Options to trading on Nasdaq (or such other markets on which the Company’s shares will be trading at that time).

Quorum: As this extraordinary general shareholders’ meeting constitutes the second extraordinary general shareholders’ meeting for the aforementioned agenda items, no quorum is required for the deliberation and voting on the items referred to in the aforementioned agenda.

Voting and majority: Subject to applicable legal provisions, each share shall have one vote. In accordance with applicable law, the proposed resolution referred to in the aforementioned agenda of the extraordinary general shareholders’ meeting shall be passed if it is approved by a majority of 75% of the votes validly cast by the shareholders. Pursuant to article 7:135 of the Belgian Companies and Associations Code, the holders of subscription rights have the right to participate to the extraordinary general shareholders’ meeting, but only with an advisory vote.

Participation to the meeting

Introduction: Holders of securities issued by the Company who wish to participate to the extraordinary general shareholders’ meeting of the Company should take into account the formalities and procedures described below.

Since the completion, on 18 December 2023, of the Company’s transition from a dual listing of the Company’s former American Depositary Shares on Nasdaq and shares on Euronext Brussels to a sole listing of its shares on Nasdaq, the Company’s shares are comprised of:

(a)	shares that are reflected in the component of the Company’s share register that is held in Belgium and which is managed by Euroclear Belgium (the “Belgian Share Register” and, the shares reflected in the Belgian Share Register, the “European Shares”), and that cannot be traded on Nasdaq until they have been repositioned into U.S. Shares (as defined below); and

(b)	shares that are reflected directly or indirectly in the component of the Company’s share register that is held in the United States and which is managed by Computershare (the “U.S. Share Register” and, the shares reflected in the U.S. Share Register, the “U.S. Shares”), and that can be traded on Nasdaq.

For further information and details regarding the transition to a single listing on Nasdaq and the repositioning process, please visit the dedicated web page on the Company’s website (see: https://mdxhealth.com/proposed-transition-to-a-single-listing-on-nasdaq/).

Unofficial English translation – For informational purposes only

Registration date: In accordance with article 32 of the Company’s articles of association and article 7:134 of the Belgian Companies and Associations Code, the Company’s board of directors sets the registration date for the extraordinary general shareholders’ meeting on Monday, 23 June 2025, at midnight (12:00 a.m., Belgian time) (the “Registration Date”). Only persons owning securities issued by the Company on Monday, 23 June 2025, at midnight (12:00 a.m., Belgian time) shall be entitled to participate to, and, as the case may be, vote at the extraordinary general shareholders’ meeting. Only shareholders are entitled to vote. The holders of subscription rights can participate to the extraordinary general shareholders’ meeting, but only with an advisory vote. Shareholders, as well as holders of subscription rights must satisfy the formalities that are described under “—Participation to the meeting”.

Participation to the meeting: In order to be able to participate to the extraordinary general meeting, a holder of securities issued by the Company must satisfy two conditions: (a) be registered as holder of such securities on the Registration Date, and (b) notify the Company, as described below:

(a)	Registration: Firstly, the right for a holder of securities issued by the Company to participate to and, as applicable, to vote at the extraordinary general shareholders’ meeting is only granted on the basis of the registration of the securities concerned on the aforementioned Registration Date at midnight, as follows:

(i)	Holders of registered European Shares and registered subscription rights issued by the Company: The holders of registered European Shares and subscription rights in registered form issued by the Company may participate to the extraordinary general shareholders’ meeting only for the registered European Shares and registered subscription rights that are reflected in their name in the Belgian Share Register and relevant register of subscription rights, respectively, on the Registration Date.

(ii)	Holders of dematerialised European Shares: The holders of dematerialised European Shares that want participate to the extraordinary general shareholders’ meeting must request their certified account holder or the central securities depositary for the shares concerned to issue a certificate stating the number of dematerialised shares registered in the name of the shareholder in its books on the Registration Date, and to send it to the Company (by mail at its registered office (MDxHealth SA, CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium, Attention: Mr. Ron Kalfus) or by e-mail at agsm@mdxhealth.com) at the latest on the second business day prior to the extraordinary general shareholders’ meeting, i.e., on or before Wednesday, 25 June 2025 at the latest (the “Notification Deadline”). The Company shall determine the ownership of the relevant shares at the Registration Date solely on the basis of such certificates.

(iii)	Holders of U.S. Shares, reflected directly in the U.S. Share Register (not through DTCC): The holders of U.S. Shares reflected directly in the U.S. Share Register (not through DTCC) may only be admitted to the extraordinary general shareholders’ meeting if their ownership of U.S. Shares is reflected in the U.S. Share Register on the Registration Date. The Company’s U.S. transfer agent will no later than the Notification Deadline provide the Company directly or indirectly with a shareholder list at the Registration Date that contains all of the registered holders of the Company’s U.S. Shares recorded in the U.S. Share Register directly (not through DTCC) on the Registration Date. The Company shall determine the ownership of the relevant shares at the Registration Date solely on the basis of the aforementioned information.

(iv)	Holders of U.S. Shares reflected indirectly in the U.S. Share Register (through DTCC): The holders of U.S. Shares reflected indirectly in the U.S. Share Register, through CEDE & Co., the nominee holder of the U.S. Shares held for the beneficial owners through the DTCC system, may only be admitted to the extraordinary general shareholders’ meeting if their ownership of U.S. Shares is included in the information provided to the Company no later than the Notification Deadline through the broker, financial institution or other intermediary of such shareholders. The Company shall determine the ownership of the relevant shares at the Registration Date solely on the basis of the aforementioned information.

Unofficial English translation – For informational purposes only

(b)	Notification: Secondly, in accordance with article 32 of the Company’s articles of association and article 7:134 of the Belgian Companies and Associations Code, the Company’s board of directors sets the deadline for holders of securities issued by the Company to notify their participation to the extraordinary general shareholders’ meeting on the Notification Deadline. Therefore, in order to participate to the extraordinary general shareholders’ meeting, holders of securities issued by the Company must notify the Company whether they want to participate to the meeting, and must do so prior to or at the latest on Wednesday, 25 June 2025. The holders of securities who wish to make such notification can make use of the attendance form that can be obtained at the Company’s registered office and on the Company’s website (http://www.mdxhealth.com). The notice must reach the Company, by mail at its registered office (MDxHealth SA, CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium, Attention: Mr. Ron Kalfus) or by e-mail at agsm@mdxhealth.com, at the latest on the Notification Deadline. Depending on the type of securities it holds, a holder of securities issued by the Company must notify to the Company its participation to the extraordinary general shareholders’ meeting as follows:

(i)	Holders of registered European Shares and registered subscription rights issued by the Company: Holders of registered European Shares and subscription rights in registered form issued by the Company that wish to make such notification must make sure that the attendance form is duly signed and completed and reaches the Company no later than the Notification Deadline (pursuant to the instructions set out above).

(ii)	Holders of dematerialised European Shares: Holders of dematerialised European Shares that wish to make such notification must make sure that the attendance form is duly signed and completed and reaches the Company no later than the Notification Deadline (pursuant to the instructions set out above). Furthermore, the notification must include a certificate confirming the number of European Shares that have been registered in their name on the Registration Date. The certificate can be obtained by the holders of the dematerialised European Shares with the certified account holder or the central securities depositary for the European Shares concerned (see also under (ii) in paragraph (a) above).

(iii)	Holders of U.S. Shares, reflected directly in the U.S. Share Register (not through DTCC): Holders of U.S. Shares reflected directly in the U.S. Share Register (not through DTCC) that wish to make such notification must make sure that the attendance form included as part of their notice is duly completed and reaches the Company no later than the Notification Deadline (pursuant to the instructions set out above).

(iv)	Holders of U.S. Shares reflected indirectly in the U.S. Share Register (through DTCC): Holders of U.S. Shares reflected indirectly in the U.S. Share Register, through CEDE & Co., the nominee holder of the U.S. Shares held for the beneficial owners through the DTCC system, that wish to make such notification must make sure that the attendance form is duly completed and reaches the Company no later than the Notification Deadline (pursuant to the instructions set out above). Furthermore, the notification must include a certificate from a broker, financial institution or other intermediary indicating that such holder was the owner of such U.S. Shares on the Registration Date.

The Company encourages shareholders to participate to the extraordinary general shareholders’ meeting through a signed proxy or the U.S. proxy card (as further explained below under “—Representation by proxy”) that will be provided or is made available to them and in accordance with the accompanying instructions. If a shareholder attends to the extraordinary general shareholders’ meeting in person, it may revoke its signed proxy or U.S. proxy card until the Notification Deadline. Providing to the Company a signed proxy or U.S. proxy card to the Company shall also qualify as a notification, provided that the signed proxy or U.S. proxy card reaches the Company (by mail at its registered office (MDxHealth SA, CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium, Attention: Mr. Ron Kalfus) or by e-mail at agsm@mdxhealth.com) no later than the Notification Deadline. For the shareholders referred to in (ii) and (iv) above, the signed proxy or U.S. proxy card must also include the certificates referred to in (ii) and (iv) above respectively.

Representation by proxy: The holders of securities can participate to the meeting and vote, as applicable, through a written proxy. Written proxies must contain specific voting instructions for each proposed resolution. Proxy forms can be obtained on the Company’s website (http://www.mdxhealth.com). The proxy form must be signed in writing or electronically. Holders of U.S. Shares who want to appoint a proxy are strongly encouraged to use the U.S. proxy card that will be provided to them and according to the accompanying instructions. Signed proxies and U.S. proxy cards must reach the Company by mail at its registered office (MDxHealth SA, CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium, Attention: Mr. Ron Kalfus) or by e-mail at agsm@mdxhealth.com, at the latest on the Notification Deadline, i.e., on or before Wednesday, 25 June 2025 at the latest. Holders of securities who wish to be represented by proxy must, in any case comply with the formalities to participate to the meeting, as explained under “—Participation to the meeting”. For the shareholders referred to in (ii) and (iv) of paragraph (b) of “—Participation to the meeting”, the signed proxy or U.S. proxy card must also include the certificates referred to in (ii) and (iv), respectively, of paragraph (b) of “—Participation to the meeting”.

Unofficial English translation – For informational purposes only

Access to the meeting room: The natural persons who attend the extraordinary general shareholders’ meeting in their capacity as holder of securities, holder of proxies or representative of a legal entity must be able to provide evidence of their identity in order to be granted access to the meeting room (subject to what is shared above under “—General information”). In addition, the representatives of legal entities must hand over the documents establishing their capacity as corporate representative or attorney-in-fact. These documents will be verified immediately before the start of the meeting.

Recommendation to use e-mail: The Company recommends the holders of its securities to use e-mail for all communication with the Company regarding the general shareholders’ meeting. The Company’s e-mail address for such communication is: agsm@mdxhealth.com. The Company also points at that, in addition to be physically available at the Company’s registered office and distributed by mail, all forms and other documentation in relation to the general shareholders’ meeting will be available on the Company’s website (http://www.mdxhealth.com). See also “—Available documentation”.

Data Protection

The Company is responsible for the processing of personal data it receives from, or collects about, holders of securities issued by the Company and proxy holders in the context of general shareholders’ meeting. The processing of such data will be carried out for the purposes of the organisation and conduct of the relevant general shareholders’ meeting, including the convening notices, registrations, participation and voting, as well as for maintaining lists or registers of security holders, and the analysis of the investor and security holder base of the Company. The data include, amongst others, identification data, the number and nature of securities of a holder of securities issued by the Company, proxies and voting instructions. This data may also be transferred to third parties for the purposes of assistance or services to the Company in connection with the foregoing. The processing of such data will be carried out, mutatis mutandis, in accordance with the Company’s Privacy Policy, available on the Company’s website (https://mdxhealth.com/privacy-policy). The Company draws the attention of the holders of securities issued by the Company and proxy holders to the description of the rights they may have as data subjects, such as, among others, the right to access, the right to rectify and the right to object to processing, which are outlined in the aforementioned Privacy Policy. All this does not affect the rules that apply in connection with the registration and participation to the general shareholders’ meeting. To exercise rights as a data subject and for all other information regarding the processing of personal data by or on behalf of the Company, the Company can be contacted by e-mail at dataprotection@mdxhealth.com.

available documentation

The following documentation is available on the Company’s website (http://www.mdxhealth.com): the notice convening the extraordinary general shareholders’ meeting, the documents to be submitted to the extraordinary general shareholders’ meeting as referred to in the agenda of the meeting, the attendance form, and the proxy form. Prior to the extraordinary general shareholders’ meeting, holders of securities of the Company can also obtain at the registered office of the Company (CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium), free of cost, a copy of this documentation.

Please address any correspondence on this matter to MDxHealth SA, Mr. Ron Kalfus CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium. The e-mail address is agsm@mdxhealth.com.

On behalf of the board of directors

This document is not an offer to sell or a solicitation of an offer to buy shares or other securities of mdxhealth sa.